March 24, 2017

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Sir/Madam:

On behalf of the Mutual Fund Series Trust, a registered investment company (the "Trust"), we submit with this letter, via electronic filing, a preliminary proxy statement on behalf of the Catalyst Dynamic Alpha Fund (the “Fund”). The primary purposes of the proxy statement is to solicit shareholder approval of a new sub-advisory agreement between the Fund’s investment adviser, Catalyst Capital Advisors LLC, and the Fund’s sub-adviser, Cookson, Peirce & Co., with respect to the Fund.

If you have any questions, please contact Tanya Goins at (404) 541-2954.

Sincerely,

/s/ Tanya L. Goins